Filed pursuant to Rule 253(g)(2)

File No. 024-12700

SUPPLEMENT NO 2. DATED AUGUST 18, 2026
TO OFFERING CIRCULAR DATED JANUARY 30, 2026

AtomBeam Technologies Inc.
1036 Country Club Dr, Suite 200
Moraga, CA 94556
www.atombeamtech.com

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated January 30, 2026 (the “Offering Circular”) of AtomBeam Technologies Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE.

More recent financial information about the Company is available in its Annual Report on Form 1-K for the year ended December 31, 2025, available HERE.

Termination of Offering

For business reasons, the Company intends to terminate this Regulation A offering on September 17, 2026 (the “Termination Date”) at 11:59pm PST. Subscriptions in this offering will be accepted up to that date and time, and will be processed as promptly as possible. None of the other terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.